UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

TRIBUNE PUBLISHING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	38-3919441
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
160 N. Stetson Avenue
Chicago, Illinois	60601
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

Introduction

On July 27, 2020, the Board of Directors of Tribune Publishing Company (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company. The dividend is payable on August 7, 2020 (the “Record Date”) to holders of record as of the close of business on that date. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

The Board of Directors has adopted the Rights Agreement to reduce the likelihood that a potential acquirer would gain (or seek to influence or change) control of the Company through acquisitions from other stockholders, open market accumulation or other tactics without paying an appropriate premium for the Company’s shares. In general terms and subject to certain exceptions, it works by imposing a significant penalty upon any person or group (including a group of persons that are acting in concert with each other) that acquires 10% or more of the outstanding Common Stock of the Company without the approval of the Board of Directors.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Form 8-A. A copy of the agreement is available free of charge from the Company.

The Rights

The Board of Directors authorized the issuance of a Right with respect to each outstanding share of Common Stock on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. Issuances of new shares of Common Stock after the Record Date but before the Distribution Date, as defined under the subheading “Exercisability” below, will be accompanied by new Rights.

Prior to the Distribution Date, the Rights will be evidenced by the certificates for (or by the book entry account that evidences record ownership of) the Common Stock. After the Distribution Date, the Rights Agent will mail separate certificates (“Rights Certificates”) evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.

Exercisability

The Rights will not be exercisable until after the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase, for $65.00 (the “Purchase Price”), one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (the “Preferred Stock”). This portion of a share of Preferred Stock will give the stockholder approximately the same dividend, voting or liquidation rights as would one share of Common Stock. Prior to exercise, Rights holders in their capacity as such have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

The “Distribution Date” generally means the earlier of:

•	the close of business on the 10th business day after the date of the first public announcement that a person or any of its affiliates and associates has become an “Acquiring Person,” as defined below, and

•	the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

An “Acquiring Person” generally means any person who or which, together with all affiliates and associates of such person obtains beneficial ownership of 10% or more of shares of Common Stock, with certain exceptions, including that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or other benefits for employees of the Company or of any subsidiary of the Company or any passive investor. A passive investor generally means any person beneficially owning shares of Common Stock without a plan or an intent to seek control of or influence the Company. The Rights Agreement also provides that any person that would otherwise be deemed an Acquiring Person as of the date of the adoption of the Rights Agreement will be exempted but only for so long as it does not acquire, without the prior approval of the Board, beneficial ownership of any additional Common Stock following the adoption of the Rights Agreement.

Beneficial Ownership

Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of underlying shares of Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended – are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative positions, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership. In addition, shares held by Affiliates or Associates of an Acquiring Person and shares held by persons acting in concert with an Acquiring Person will be deemed to be beneficially owned by the Acquiring Person (in each case as such capitalized terms are defined in the Rights Agreement).

Preferred Stock

The value of one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of Common Stock, subject to adjustment. Each one one-thousandth of a share of Preferred Stock, if issued:

•	will not be redeemable,

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater,

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of Common Stock, whichever is greater,

•	will have the same voting power as one share of Common Stock,

•	if shares of the Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Consequences of a Person or Group Becoming an Acquiring Person

Flip in. Subject to the Company’s exchange rights, described below, at any time after any person has become an Acquiring Person, each holder of a Right (other than an Acquiring Person, its affiliates and associates) will be entitled on exercise to purchase for each Right held, at the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

Exchange. At any time on or after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

Flip over. If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) will entitle the holder on exercise to purchase for each Right held, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

Expiration

The Rights will expire on July 27, 2021, unless earlier exercised, exchanged, amended or redeemed.

In the event that any applicable United States government agency determines that the dividend of the Rights constitutes a dividend or capital distribution covered by Title IV (including Section 4003) of the CARES Act, then the Rights will be null and void and will be treated as though no dividend or capital distribution had been paid or made.

Redemption

The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person has become an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price per Right. The redemption price will be subject to adjustment.

Amendment

At any time before any person has become an Acquiring Person, the Rights Agreement may be amended in any respect. After such time, the Rights Agreement may be amended (i) to cure any ambiguity, (ii) to correct any defective or inconsistent provision, or (iii) in any respect that does not adversely affect Rights holders (other than any Acquiring Person, its affiliates and associates).

Antidilution

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

A copy of the Rights Agreement is available free of charge from the Company. The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, as amended from time to time, the complete terms of which are incorporated herein by reference. A copy of the Rights Agreements has been filed as Exhibit 1 to this Registration Statement.

Item 2.	Exhibits.

(d) Exhibits.

Exhibit Number	Description
1	Rights Agreement, dated as of July 28, 2020, between Tribune Publishing Company and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock of Tribune Publishing Company as Exhibit A, the Summary of Terms of the Rights Agreement as Exhibit B and the Form of Right Certificate as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed on July 28, 2020).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Tribune Publishing Company

By:	/s/ Terry Jimenez
	Name:	Terry Jimenez
	Title:	Chief Executive Officer and President

Date: July 28, 2020